Free Writing Prospectus dated December 6, 2019
Relating to Preliminary Prospectus dated December 2, 2019
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-234316
Sprout Social, Inc.
This free writing prospectus relates to the initial public offering of Class A common stock of Sprout Social, Inc. (“Sprout Social”) and updates and supplements the preliminary prospectus dated December 2, 2019 (the “Initial Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-234316) relating to this offering of our Class A common stock. On December 6, 2019, Sprout Social filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of our Class A common stock, which Amendment No. 2 includes an update to the Initial Preliminary Prospectus, which we refer to as the “Updated Preliminary Prospectus”. Amendment No. 2, including the Updated Preliminary Prospectus, may be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/1517375/000162828019014826/sproutsocials-1a2.htm
The information set forth below from Amendment No. 2 reflects our response to the U.S. Securities and Exchange Commission comment received on December 4, 2019 and changes to other disclosures. All page number references refer to Amendment No. 2.
The Updated Preliminary Prospectus reflects (i) (x) an updated estimated range of the compensation expense that could be recognized by Sprout Social in the fourth quarter of 2019 in connection with the Howard IPO Award and (y) an updated estimate of the aggregate maximum compensation expense that could be recognized by Sprout Social in connection with the Howard IPO Award, each as stated in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation—Restricted Stock Units and (ii) the associated compensation expense and the expected period over which such expense will be recognized by Sprout Social in connection with the 310,000 RSUs that were granted on October 29, 2019, the 63,400 RSUs that were granted on November 5, 2019 and the 304,400 RSUs that were granted on November 27, 2019 as stated in the Notes to Condensed Consolidated Financial Statements (Unaudited) 9. Subsequent Events. This free writing prospectus provides an overview of such changes but should be read together with the Updated Preliminary Prospectus included in Amendment No. 2 to the Registration Statement. Capitalized terms used, but not defined, herein have the meanings set forth in the Updated Preliminary Prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation—Restricted Stock Units, page 92
The range of estimated compensation expense for the fourth quarter of 2019 and aggregate compensation expense estimate in the following disclosure has been updated in the section of the

Updated Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation—Restricted Stock Units,” page 92.
In connection with the Howard IPO Award, we anticipate recognizing compensation expense upon the achievement of certain company valuation and market capitalization thresholds. If a requisite company valuation threshold under the Howard IPO Award is achieved at the end of the first day of trading of the Company’s Class A common stock following this offering, Mr. Howard will receive a portion or all of the shares contemplated by the Howard IPO Award depending on the valuation threshold achieved, and, assuming an applicable trading price within the price range on the cover of this prospectus, we would expect to recognize compensation expense of between approximately $3.9 million and $4.4 million in the fourth quarter of 2019. If the maximum company valuation is not achieved at the end of the first trading day of our Class A common stock following this offering, Mr. Howard will remain eligible to receive additional grants up to the maximum award contemplated by the Howard IPO Award if certain market capitalization thresholds are achieved during the first twenty-four months following this offering, and we will recognize compensation expense in connection with such supplemental grants during the quarter(s) in which such market capitalization thresholds are achieved. We expect that the aggregate compensation expense recognized in connection with the Howard IPO Award will not exceed $18.4 million, which assumes the maximum company valuation is achieved at the end of the first trading day following this offering. For additional information on the Howard IPO Award, see “Executive Compensation—Elements of the Company’s Executive Compensation Program—Equity Compensation.”
Financial Statements, page F-43
The following disclosure has been added to the section of the Updated Preliminary Prospectus captioned “Notes to Condensed Consolidated Financial Statements (Unaudited) 9. Subsequent Events,” page F-43.
The Company granted 310,000, 63,400 and 304,400 RSUs to employees at a weighted-average grant-date fair value of $14.98 under the Sprout Social, Inc. 2019 Incentive Award Plan, adopted October 17, 2019, on October 29, 2019, November 5, 2019 and November 27, 2019, respectively. The aggregate grant-date fair value of these RSUs was $10.2 million, which is expected to be recognized as stock-based compensation expense over a period of approximately four years.

Sprout Social, Inc., the issuer, has filed a registration statement (including the Updated Preliminary Prospectus dated December 6, 2019) with the SEC in connection with the offering to which this communication relates. Before you invest you should read the prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You can obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com; and Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.